UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

North American Technologies Group, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
657193306
(CUSIP Number)
July 27, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	657193306

1	NAMES OF REPORTING PERSONS Morton H. Meyerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		894,624

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,972

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		894,624

WITH:	8	SHARED DISPOSITIVE POWER

		105,972

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,596

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Mr. Morton H. Meyerson relating to shares of common stock of North American Technologies Group, Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), held by Mr. Meyerson and warrants (the “Warrants”) convertible into series CC convertible preferred stock, which, in turn, are convertible into Common Stock, held by Big Bend XI Investment, Ltd., a Texas limited partnership (“Big Bend”). The 894,624 shares of Common Stock currently directly owned by Mr. Meyerson were transferred to Mr. Meyerson by Big Bend, whose general partner is 2M Companies, Inc., a Delaware corporation (“2M”). Mr. Meyerson is the sole limited partner of Big Bend and the sole shareholder and President of 2M. As the sole shareholder and President of 2M, the general partner of Big Bend, Mr. Meyerson may direct the vote and disposition of the 105,972 shares of Common Stock issuable to Big Bend upon full conversion of the Warrants.

Item 1(a)	Name of Issuer.

North American Technologies Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

429 Memory Lane
Marshall, Texas 75672

Item 2(a)	Name of Person Filing.

Mr. Morton H. Meyerson

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3401 Armstrong Avenue Dallas, Texas 75205

Item 2(c)	Citizenship or Place of Organization.

Mr. Meyerson is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
657193306

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)
Mr. Meyerson is the beneficial owner of 1,000,596 shares of Common Stock (894,624 of which are shares of Common Stock and 105,972 of which are shares of Common Stock are issuable upon conversion of the Warrants).

(b)
Mr. Meyerson is the beneficial owner of approximately 8.6% of the outstanding shares of Common Stock. This percentage is determined by (i) dividing 1,000,596 by (ii) 11,547,863, the number of shares of Common Stock issued and outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed July 2, 2009 plus 105,972, the number of shares of Common Stock that Big Bend has the right to purchase under the Warrants.

(c)
Mr. Meyerson has the sole power to direct the vote and disposition of the 894,624 shares of Common Stock held by him personally. As the sole shareholder and President of 2M, the general partner of Big Bend, Mr. Meyerson has the shared power to direct the vote and disposition of the 105,972 shares of Common Stock held by Big Bend upon full conversion of the Warrants.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 30, 2009

/s/ Morton H. Meyerson
Morton H. Meyerson